LINUXWIZARDRY SYSTEMS INC.
TERYL RESOURCES CORP.

NEWS RELEASE

SYMBOL: OTC BB: LNXWF
SYMBOL: TRC.V

LINUXWIZARDRY SYSTEMS, INC. / TERYL RESOURCES CORP. RECEIVE CONFIRMATION OF MINING LEASE APPROVAL

For Immediate Release: Fairbanks, Alaska, September 17th, 2002. LinuxWizardry Systems, Inc. and Teryl Resources Corp. wish to announce that a confirmation of an approved mining lease has been received. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes are eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims currently under a joint venture agreement with Teryl Resources Corp. and Kinross Gold, which an exploration budget of $985,000 U.S. has been approved. The joint venture Gil prospect is reported to contain drill indicated reserves of 10,700,000 tons of 0.04 ounces per ton of gold (433,000 ounces of gold).

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

Teryl Resources Corp. can earn a 50% interest in the Fish Creek claim prospect by expending $500,000 U.S. on the property and issuing 200,000 shares of Teryl Resources shares. LinuxWizardry Systems, Inc. will retain a 5% net royalty until $2,000,000 U.S. is received (see news release dated March 5th, 2002 for details).

Teryl Resources also agrees to give LinuxWizardry Systems, Inc. an option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000 on the Fish Creek claims.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. has several gold, silver and diamond properties located in Canada and U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska. Teryl Resources Corp. owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil property joint venture which consists of 10,700,000 drill indicated tons of 0.04 opt. A drilling program has commenced on the J/V Gil prospect by Kinross Gold. Teryl Resources Corp. also has an interest on a diamond-mining prospect located in the N.W. T. and one joint venture silver prospect located in northern B.C., Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding LNXWF’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the company’s products and services, the company’s dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

1103 – 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: (604) 278-5996 Fax: (604) 278-3409 Toll Free: (800) 665-4616 www.terylresources.com